ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM
October 2, 2009
Johnathan C. Mathiesen
(617) 951-7467
johnathan.mathiesen@ropesgray.com
BY EDGAR AND FACSIMILE
Division of Investment Management
Securities and Exchange Commission
901 E Street, N.W.
Washington, DC 20549
Attn: Mr. Michael L. Kosoff
          Re: Premier VIT (File Nos. 33-78944 and 811-08512)
Dear Mr. Kosoff:
          On August 3, 2009, Premier VIT (the “Fund”) filed Post-Effective Amendment No. 29 (the “Amendment”) to its registration statement on Form N-1A (the “Registration Statement”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the registration of Class II shares, a new share class of the Fund. On September 17, 2009, you provided us orally with the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning Amendment, including the Prospectus and Statement of Additional Information (the “SAI”) for each series of the Fund (each a “Portfolio”). We respectfully submit this comment response letter on behalf of the Fund and have, for convenience, summarized the Staff’s comments, followed by the Fund’s responses, below.
Prospectus
1.	Comment: In the section titled “Principal Investment Strategies,” please supplement this section with the information contained on pages 12-14 of the Prospectus under “Principal Investment Strategies.” Please note that adequate disclosure pursuant to Item 2 must identify every strategy that generates a principal risk.
Response: We respectfully submit that the disclosure describing the Portfolio’s principal investment strategies is located within the Prospectus as required by Form N-1A (the “Form”). The bullet points under “Principal Investment Strategies” and the immediately following sub-section entitled “Investment Philosophy” describe how each Portfolio intends to achieve its investment objectives, and precede the description of principal risks, as required by the Form. The additional disclosure entitled “Principal Investment Strategies” on Pages 12-14 expands upon the discussion in the Risk/Return Summary and is readily accessible for additional detail. As noted above, the Amendment was filed for purposes of registering Class II shares of the Fund. The disclosure identified in the Comment is identical to that in the Fund’s currently-effective Class I Prospectuses, which was most recently reviewed by the Staff in April of this year, at which point the disclosure did not draw comment. The Fund’s annual registration statement update process will commence with a Rule 485(a) filing in January of next year and the Fund’s Prospectus and SAI will be significantly revised to comply with the requirements of the new Form N-1A, and the Trust undertakes to consider the Comment further in connection with that annual update process.

2.	Comment: In footnote 2 to the Annual Portfolio Operating Expenses table, please state the term of the Fund’s Investment Advisory Agreement as the expiration of the expense waiver arrangements. Please also ensure that the Expense Examples reflect a waiver of expenses only for the term of the Investment Advisory Agreement.

Response: In response to the Comment, footnote 2 has been revised as set forth below.
This expense waiver arrangement ~~does not have a stated termination date separate from the term of the Fund’s investment advisory agreement~~ shall remain in place for so long as the Fund’s investment advisory agreement, in its current form, remains in force.
The Fund’s investment adviser Allianz Global Investors Fund Management LLC does not anticipate any termination of or change to the Fund’s Investment Advisory Agreement. We note that any amendment to the Investment Advisory Agreement, including to reduce or remove the expense waiver specified therein, would require approval of the Fund’s shareholders.

3.	Comment: Footnote 2 to the Annual Portfolio Operating Expenses table states that the Fund’s investment adviser will waive fees or reimburse expenses to the extent total annual operating expenses of Class I and Class II shares exceed 1.00% and 1.25%, respectively. However, in the Annual Portfolio Operating Expenses table the operating expenses for the NFJ Dividend Value Portfolio following waiver/reimbursement for Class I and Class II shares are 1.02% and 1.27%, respectively, which is in excess of the stated limit. Please clarify why this is the case.

Response: The difference (0.02%), based on the Portfolio’s expenses during the fiscal year ended December 31, 2008, is attributable to credits that offset custodial expenses incurred by the Portfolio. As stated in footnote 2, the noted expense waiver/reimbursement is calculated based on total annual Portfolio operating expenses net of any such expense offsets. As a result, a certain amount of custodial expenses incurred by the Portfolio (equal to the amount of expense offsets) was excluded from the Portfolio expenses that are subject to waiver/reimbursement. Actual Portfolio operating expenses exceeded the stated expense limit by such amount.

4.	Comment: In the section titled “Principal Investment Strategies,” it is stated that the Mid Cap Portfolio may purchase foreign securities. Please add “Currency Risk” to the principal risks of the Mid Cap Portfolio as listed in this section to align the Portfolio’s principal risks with its principal investment strategies. In the alternative, please remove references to foreign securities from the Portfolio’s principal investment strategies.

Response: “Currency Risk” and “Non-U.S. Investment Risk” have been added to the Mid Cap Portfolio’s enumerated principal risks.

5.	Comment: In the section titled “Principal Investment Strategies,” in the description of the investment program of the Managed Portfolio, please include the term “junk” where the first reference is made to high-yield bonds.

Response: The requested change has been made.

6.	Comment: In the section titled “Principal Investment Strategies,” please remove “Credit Risk” from the listed principal risks of the Dividend Value Portfolio. In the alternative, please explain why “Credit Risk” is applicable given the Portfolio’s investment strategies.

Response: “Credit Risk” has been included in connection with the disclosure in the “Principal Investment Strategies” section that the Dividend Value Portfolio may invest in derivative instruments. As stated in the section titled “Summary of Principal Risks,” Credit Risk includes “the risk that ... the counterparty to a derivatives contract .... is unable or unwilling .. to honor its obligations.”

7.	Comment: In the section titled “Principal Risks” in the paragraph captioned “Turnover Risk,” please confirm whether the discussion of tax consequences of portfolio turnover is appropriate given the special tax treatment afforded variable insurance products and qualified pension and retirement plans.

Response: In response to the Comment, the paragraph captioned “Turnover Risk” has been revised as presented (in pertinent part) below:
Higher portfolio turnover involves correspondingly greater expenses to a Portfolio, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities. ~~Such sales may also result in realization of taxable capital gains, including short-term capital gains (which are taxed at ordinary income tax rates when distributed to shareholders who are individuals), and may adversely impact a Portfolio’s after-tax returns.~~ The trading costs ~~and tax effects~~ associated with portfolio turnover may adversely affect a Portfolio’s performance.
Corresponding changes have been made elsewhere in the Prospectus.
8.	Comment: In the section entitled “Share Price,” it is stated “the calculation of a Portfolio’s NAV may not take place contemporaneously with the determination of the prices of non-U.S. securities used in NAV calculations.” Please explain supplementally the reason for the length of any delay in processing the value of non-U.S. securities. Please also disclose any harm that may result.

Response: This disclosure refers, for example, to the fact that, as a Portfolio is valuing its holdings to determine NAV, the latest-available market quotation for a non-U.S. security may be the closing price of such security on a non-U.S. market that ended trading at an earlier time, often earlier the same day. Consequently there may be a delay between the most recent readily available market quotation of such non-U.S. security and the Portfolio’s calculation of NAV, which is ordinarily determined as of the close of trading on the New York Stock Exchange.

As stated earlier in this section, where such market quotations are deemed to be unreliable due to market movements or other intervening events during such delay, the Portfolio will implement “fair value pricing” procedures as approved by the Board of Trustees. These procedures are reasonably designed to minimize any harm due to such delay.

An important part of the potential harm that may result from such a delay is commonly referred to as “stale price arbitrage,” which is discussed in detail in the section of the Prospectus titled “Market Timing Policy.”

9.	Comment: On the back cover page of the Prospectus, where it is specified how copies of the Portfolios’ SAI and shareholder reports may be obtained, including via EDGAR, please remove the term “text-only” in view of the fact that EDGAR is capable of rendering graphics.

Response: The requested change has been made.
Statement of Additional Information
10.	Comment: In the section titled “Trustees and Officers,” please clarify whether Diana L. Taylor is an “interested person” of the Fund as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended. If so, please update the table of trustee information and corresponding footnotes, as well as the description of committee memberships, to reflect this.

Response: As of September 10, 2009, Ms. Taylor resigned as a trustee of the Fund. As such, references to her as a current trustee have been removed from the table of trustee information and the descriptions of committee memberships.

11.	Comment: In the section titled “Portfolio Managers” in the sub-section titled “NACM,” the second paragraph states: “Investment professionals’ annual compensation is directly affected by the performance of their portfolios, their performance as individuals and the success of the firm.” Please clarify the period over which this performance is evaluated and identify the benchmarks employed. See Item 15(b) of Form N-1A.

Response: In response to the Comment, in the noted section and sub-section, the paragraph captioned “Compensation and Account Performance” has been revised as presented (in pertinent part) below:

Compensation pools for investment teams are directly related to the size of the business and the performance of the products. Approximately half of the pool is based on one-, three- and five-year performance relative to the Portfolios’ primary benchmarks as specified in the Prospectus and to peers. The team pools are then subjectively allocated to team members based on individual contributions to client accounts.

12.	Comment: In the section titled “Portfolio Managers” in the sub-section titled “NFJ,” please confirm supplementally that, as disclosed in that sub-section, annual bonus and profit-sharing amounts do not vary with the investment performance of the Portfolio for which the individual is responsible.

Response: The disclosure as set forth is accurate.

13.	Comment: If the proxy voting policy of the adviser or any sub-adviser to a Portfolio specifically discusses how fund shares will be voted on discrete categories of issues, such as corporate governance, social responsibility, management compensation or capital structure, please add a description thereof to the description of the adviser’s or sub-adviser’s general proxy voting policies in Appendix A.

Response: We believe the summaries provided adequately describe the proxy voting policies procedures of the adviser and each sub-adviser, including with respect to circumstances presenting a conflict of interest between Fund shareholders and the Fund’s adviser, distributor or an affiliate, and otherwise meet the requirements of the Form. Appendix A has been revised to include proxy voting policy summaries for the adviser and each sub-adviser having a similar degree of specificity.

14.	Comment: In addition, if the adviser intends to use the services of a proxy voting service, please include a description of the service’s proxy voting procedures.

Response: While the adviser or a sub-adviser to a Portfolio may utilize certain ancillary services provided by a proxy voting service, the adviser or sub-adviser retains full discretion over the voting of securities held by the Portfolio and makes all such decisions itself. We understand from our telephone conversation with you on September 17, 2009 that such limited use of a proxy voting service does not trigger a requirement to provide a description of the proxy voting policies of such a service.

* * * * *
          As requested, on behalf of the Fund, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.
* * * * *
          Please do not hesitate to call me (at 617-951-7467) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.
Sincerely yours,
/s/ Johnathan C. Mathiesen
Johnathan C. Mathiesen

cc:	Thomas J. Fuccillo, Esq. Wayne Miao, Esq. David C. Sullivan, Esq. George B. Raine, Esq.